October 24, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 7010
Washington, DC 20549-7010

Attention:	Todd K. Schiffman
Assistant Director
Dear Mr. Schiffman:

Re:	Royaltech Corp. (the “Company”) Amendment No. 3 to Registration Statement on Form SB-2 Filed July 14, 2006 Your File No. 333-131815

     Thank you for your letter of August 9, 2006 with your comments on the Company’s Registration Statement on Form SB-2/A Amendment No. 3, filed July 14, 2006 (the “Registration Statement”). The Company has removed the parties affiliated with the Company and its directors, officers or control persons from the list of selling shareholders in the Registration Statement. Where the Company believes that a particular selling shareholder is independent and has voting and dispositive power over the shares despite having a relationship with an affiliated party, it has kept that person on the list of selling shareholders in the Registration Statement. An explanation for each such case is found below. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1. Jennifer Sun, Stephanie Sun, Jonathan Sun and Mei Yueh Chou are related to Victor Sun. Mei Yueh is Victor’s wife and Jonathan is Victor’s son. Mei Yueh, Jonathan and Victor live together. Jennifer and Stephanie are Victor’s daughters but they are adults and do not live with him.

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Mei Yueh Chou and Jonathan Sun have been removed from the list of selling shareholders in the Registration Statement. Because Jennifer and Stephanie are adults and living independently, they remain as selling shareholders in the Registration Statement.

2. The reference to TTT systems should have read “TTY Systems Inc.” TTY Systems is owned and operated by Victor Sun’s brother, Y.C. Sun, but Victor Sun does not have any direct or indirect interest in TTY Systems. Y.C. Sun is an adult and does not live with Victor Sun so TTY Systems, Inc. has been left as a selling shareholder in the Registration Statement.

3. The reference to “T. Wang” in footnote 7 was also made in error. It should have read “Pu Wang.” Pu Wang is the owner and the CEO of Alliance PKU Management Consultants Ltd. Alliance PKU is a business partner of Aventech Capital Inc. Alliance PKU Management Consultants Ltd. and Aventech Capital Inc. have been removed from the list of selling shareholders in the Registration Statement. The reference to Pu Wang has also been removed.

4. To the best of our knowledge, there are no relationships among Pu Wang and the selling shareholders with the family name of Wang (Youjun Wang, Yan Wang, Wei Wang, Tong Wang and Junzheng Wang.) the selling shareholders with the family name of Wang have been left as selling shareholders in the Registration Statement.

5. 1688 Investissement Inc. is a small Investment Relations firm in Montreal. It is wholly owned by Lucy Tseng and run by Mei Yueh Chou & Anne-Marie Dumont. Since Mei Yueh Chou is the wife of Victor Sun, we have removed 1688 Investissement Inc. from the selling shareholders in the Registration Statement.

6. China Westerprises Canada Holding is a wholly owned and operated by Xiaohu Liu and Chun Xu (Director, Royaltech Corp) and has been removed from the selling shareholders in the Registration Statement.

7. Mr. Louis Ladouceur is a director of our company and also of East Delta Resources Corp. His biography now reads as follows:

Louis H. Ladouceur, Corporate Development and Public Affair Officer, Director

Mr. Ladouceur joined the company in April, 2004 as the Corporate Development and Public Affairs Officer and director. He is currently the President and CEO of Delta Placement, a private investment company in the hospitality and related consulting business. He is also a director of East Delta Resources Corp. East Delta Resources Corp. is a publicly held Delaware corporation whose common shares are quoted on the OTC BB under the symbol EDLT and are also listed on the Frankfurt Exchange under the symbol EJK. [emphasis added]

Mr. Ladouceur has held various executive and senior management positions in Lafarge and was the former Director of Lafarge Consultant Automation, being responsible for the overall operation and business development, providing automation advice, consulting services and “turn-key” systems to all Lafarge’s North American plants and outside clients. His experience in the engineering, financing and management practice has helped him develop many approaches to running a company. Mr. Ladouceur was the President and CEO of Sino-Canadian Resources

Inc., a NASDAQ OTC company and sold the business in late 1997 due to the drastic drop in gold prices.

8. Tong Wang is Chenxi Shi’s wife and has been removed from the selling shareholders listed in the Registration Statement.

Chenling Shi is Chenxi Shi ’s brother. Since Chenling Shi is an adult who lives independently from his brother, he remains as a selling shareholder in the Registration Statement.

Closing Comments

     Please find enclosed a black-lined version of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed on Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on July 14, 2006 and the version filed herewith.

     We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

cc: Royaltech Corp.